                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934





                         OIL-DRI CORPORATION OF AMERICA
                         ------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                and CLASS B STOCK
                      (immediately convertible into Common)
                      -------------------------------------
                         (Title of Class of Securities)


                                   677864 10 0
                                 --------------
                                 (CUSIP Number)


         Maryon Gray, 410 N. Michigan Ave., Ste. 400, Chicago, IL 60611
         --------------------------------------------------------------
                                  312-321-1515
                                  ------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                December 24, 1997
                           ----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Previous filing on Schedule 13G pursuant to Rule 13d-1(c).

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                        (Continued on following page(s))

CUSIP No. 677864 10 0                13D                     Page 2 of 47 Pages

----------------------------------------------------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS,
         S.S. OR I.R.S. IDENTIFICATION NO.
                  Jaffee Investment Partnership, L.P.   36-4199570
----------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX                                               (a) [X]
         IF A MEMBER OF A GROUP                                                  (b) [ ]
----------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
----------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                [ ]
----------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware, United States
----------------------------------------------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
      NUMBER OF                 550,000 Class B Shares
       SHARES            ---------------------------------------------------------------------------------------------------
 BENEFICIALLY OWNED BY    8    SHARED VOTING POWER
    EACH REPORTING
    PERSON  WITH
                         ---------------------------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                                550,000 Class B Shares
                         ---------------------------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
----------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  550,000 Class B Shares


----------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                    [ ]
----------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                  30.2% of the Class B Shares and 0% of the Common Shares, together representing 24.3% of the voting power of Issuer's outstanding stock at December 31, 1997.
----------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  PN
----------------------------------------------------------------------------------------------------------------------------

CUSIP No. 677864 10 0                13D                     Page 3 of 47 Pages

----------------------------------------------------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS,
         S.S. OR I.R.S. IDENTIFICATION NO.
                  Richard M. Jaffee   ###-##-####
----------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX                                               (a) [X]
         IF A MEMBER OF A GROUP                                                  (b) [ ]
----------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
----------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                [ ]
----------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION     United States
----------------------------------------------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
                                 650,943 Class B Shares
       NUMBER OF                 20,792 Common Shares
        SHARES            ---------------------------------------------------------------------------------------------------
 BENEFICIALLY OWNED BY    8    SHARED VOTING POWER
     EACH REPORTING              629,387 Class B Shares
     PERSON WITH                 100 Common Shares
                         ---------------------------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                                 650,943 Class B Shares
                                 20,792 Common Shares
                         ---------------------------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                                 550,000 Class B Shares
                                 100 Common Shares
----------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,280,330 Class B Shares
                     20,892 Common Shares

----------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                    [ ]
----------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                  70.4% of the Class B Shares and .5% of the Common Shares, together representing 56.7% of the voting power of Issuer's outstanding stock at December 31, 1997.
----------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  IN
----------------------------------------------------------------------------------------------------------------------------

CUSIP No. 677864 10 0                13D                     Page 4 of 47 Pages

----------------------------------------------------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS,
         S.S. OR I.R.S. IDENTIFICATION NO.
                  Shirley H. Jaffee   ###-##-####
----------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX                                               (a) [X]
         IF A MEMBER OF A GROUP                                                  (b) [ ]
----------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
----------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                [ ]
----------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION     United States
----------------------------------------------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
                                79,387 Class B Shares
       NUMBER OF
        SHARES           ---------------------------------------------------------------------------------------------------
 BENEFICIALLY OWNED BY    8    SHARED VOTING POWER
    EACH REPORTING              550,000 Class B Shares
     PERSON WITH                100 Common Shares
                         ---------------------------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                                79,387 Class B Shares
                         ---------------------------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                                550,000 Class B Shares
                                    100 Common Shares
----------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  629,387 Class B Shares
                      100 Common Shares

----------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                    [ ]
----------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                  34.6% of the Class B Shares and 0% of the Common Shares, together representing 27.8% of the voting power of Issuer's outstanding stock at December 31, 1997.
----------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  IN
----------------------------------------------------------------------------------------------------------------------------

CUSIP No. 677864 10 0                13D                     Page 5 of 47 Pages

----------------------------------------------------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS,
         S.S. OR I.R.S. IDENTIFICATION NO.
                  Susan Jaffee Hardin   ###-##-####
----------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX                                               (a) [X]
         IF A MEMBER OF A GROUP                                                  (b) [ ]
----------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
----------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                [ ]
----------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION     United States
----------------------------------------------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
                                23,861 Class B Shares
                                 4,701 Common Shares
       NUMBER OF
        SHARES           ---------------------------------------------------------------------------------------------------
 BENEFICIALLY OWNED BY    8    SHARED VOTING POWER
    EACH REPORTING              550,000 Class B Shares
     PERSON WITH                 39,473 Common Shares

                         ---------------------------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                                23,861 Class B Shares
                                 4,701 Common Shares
                         ---------------------------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                                550,000 Class B Shares
                                    100 Common Shares
----------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  573,861 Class B Shares
                   44,174 Common Shares


----------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                    [ ]
----------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                  31.6% of the Class B Shares and 1% of the Common Shares, together representing 25.6% of the voting power of Issuer's outstanding stock at December 31, 1997.
----------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  IN
----------------------------------------------------------------------------------------------------------------------------

CUSIP No. 677864 10 0                13D                     Page 6 of 47 Pages

----------------------------------------------------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS,
         S.S. OR I.R.S. IDENTIFICATION NO.
                  Karen Jaffee Cofsky   ###-##-####
----------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX                                               (a) [X]
         IF A MEMBER OF A GROUP                                                  (b) [ ]
----------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
----------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                [ ]
----------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION     United States
----------------------------------------------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
                                23,860 Class B Shares
       NUMBER OF                 5,125 Common Shares
        SHARES           ---------------------------------------------------------------------------------------------------
 BENEFICIALLY OWNED BY    8    SHARED VOTING POWER
    EACH REPORTING              550,000 Class B Shares
     PERSON WITH                 14,253 Common Shares

                         ---------------------------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                                 23,860 Class B Shares
                                  5,125 Common Shares
                         ---------------------------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                                550,000 Class B Shares
                                    301 Common Shares
----------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  573,860 Class B Shares
                   19,378 Common Shares


----------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                    [ ]
----------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                  31.6% of the Class B Shares and .4% of the Common Shares, together representing 25.5% of the voting power of Issuer's outstanding stock at December 31, 1997.
----------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  IN
----------------------------------------------------------------------------------------------------------------------------

CUSIP No. 677864 10 0                13D                     Page 7 of 47 Pages

----------------------------------------------------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS,
         S.S. OR I.R.S. IDENTIFICATION NO.
                  Nancy E. Jaffee   ###-##-####
----------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX                                               (a) [X]
         IF A MEMBER OF A GROUP                                                  (b) [ ]
----------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
----------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                [ ]
----------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION     United States
----------------------------------------------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
                                 24,192 Class B Shares
      NUMBER OF                     243 Common Shares
        SHARES           ---------------------------------------------------------------------------------------------------
 BENEFICIALLY OWNED BY    8    SHARED VOTING POWER
     EACH REPORTING             550,000 Class B Shares
      PERSON WITH                   100 Common Shares

                         ---------------------------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                                 24,192 Class B Shares
                                    243 Common Shares
                         ---------------------------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                                550,000 Class B Shares
                                    100 Common Shares
----------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  574,192 Class B Shares
                      343 Common Shares*

----------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                    [ ]
----------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                  31.6% of the Class B Shares and 0.0% of the Common Shares, together representing 25.4% of the voting power of Issuer's outstanding stock at December 31, 1997.
----------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  IN
----------------------------------------------------------------------------------------------------------------------------

CUSIP No. 677864 10 0                13D                     Page 8 of 47 Pages

----------------------------------------------------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS,
         S.S. OR I.R.S. IDENTIFICATION NO.
                  Daniel S. Jaffee   ###-##-####
----------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX                                               (a) [X]
         IF A MEMBER OF A GROUP                                                  (b) [ ]
----------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
----------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                [ ]
----------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION     United States
----------------------------------------------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
                                 57,787 Class B Shares
       NUMBER OF                 43,067 Common Shares
         SHARES          ---------------------------------------------------------------------------------------------------
 BENEFICIALLY OWNED BY    8    SHARED VOTING POWER
     EACH REPORTING             550,000 Class B Shares
      PERSON WITH                 3,602 Common Shares

                         ---------------------------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                                 57,787 Class B Shares
                                 43,067 Common Shares
                         ---------------------------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                                550,000 Class B Shares
                                    100 Common Shares
----------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  607,787 Class B Shares
                   46,669 Common Shares

----------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                    [ ]
----------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                  33.4% of the Class B Shares and 1.1% of the Common Shares, together representing 27.1% of the voting power of Issuer's outstanding stock at December 31, 1997.
----------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  IN
----------------------------------------------------------------------------------------------------------------------------

CUSIP No. 677864 10 0                13D                     Page 9 of 47 Pages


ITEM 1.  SECURITY AND ISSUER

               This statement relates to the Common Stock, par value $.10 per share (and the Class B Stock, par value $.10 per share immediately convertible into Common Stock) of Oil-Dri Corporation of America, a Delaware corporation ("Oil-Dri"). Oil-Dri's principal executive offices are located at 410 North Michigan Avenue, Suite 400, Chicago, Illinois 60611.


ITEM 2.  IDENTITY AND BACKGROUND

               (a)      Name:  Jaffee Investment Partnership, L.P.
                        State of Organization:  Delaware
                        Principal Business:  Investment
                        Address of Principal Business:
                              Oil-Dri Corporation of America
                              410 North Michigan Avenue
                              Suite 400
                              Chicago, Illinois 60611
               (d)      No
               (e)      No

                        * * * * *

               (a)      Richard M. Jaffee
               (b)      Oil-Dri Corporation of America
                        410 North Michigan Avenue
                        Suite 400
                        Chicago, Illinois 60611
               (c)      Chairman of the Board
                        Oil-Dri Corporation of America
                        410 North Michigan Avenue
                        Suite 400
                        Chicago, Illinois 60611
               (d)      No
               (e)      No
               (f)      United States

                        * * * * *

               (a)      Shirley H. Jaffee
               (b)      Oil-Dri Corporation of America
                        410 North Michigan Avenue
                        Suite 400
                        Chicago, Illinois 60611
               (c)      None
               (d)      No
               (e)      No
               (f)      United States

                        * * * * *

CUSIP No. 677864 10 0                13D                    Page 10 of 47 Pages


               (a)      Susan Jaffee Hardin
               (b)      Oil-Dri Corporation of America
                        410 North Michigan Avenue
                        Suite 400
                        Chicago, Illinois 60611
               (c)      Product Compliance Manager
                        Oil-Dri Corporation of America
                        410 North Michigan Avenue
                        Suite 400
                        Chicago, IL  60611
               (d)      No
               (e)      No
               (f)      United States

                        * * * * *

               (a)      Karen Jaffee Cofsky
               (b)      Oil-Dri Corporation of America
                        410 North Michigan Avenue
                        Suite 400
                        Chicago, Illinois 60611
               (c)      Human Resources Director
                        Oil-Dri Corporation of America
                        410 North Michigan Avenue
                        Suite 400
                        Chicago, Illinois  60611
               (d)      No
               (e)      No
               (f)      United States

                        * * * * *

               (a)      Nancy E. Jaffee
               (b)      Oil-Dri Corporation of America
                        410 North Michigan Avenue
                        Suite 400
                        Chicago, Illinois 60611
               (c)      None
               (d)      No
               (e)      No
               (f)      United States

                        * * * * *

CUSIP No. 677864 10 0                13D                    Page 11 of 47 Pages

               (a)      Daniel S. Jaffee
               (b)      Oil-Dri Corporation of America
                        410 North Michigan Avenue
                        Suite 400
                        Chicago, Illinois 60611
               (c)      President and CEO
                        Oil-Dri Corporation of America
                        410 North Michigan Avenue
                        Suite 400
                        Chicago, Illinois  60611
               (d)      No
               (e)      No
               (f)      United States


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               No purchase of securities of Oil-Dri Corporation of America ("Oil-Dri") was involved.


ITEM 4.  PURPOSE OF TRANSACTION

               The purpose of the transaction was to form the Jaffee Investment Partnership, L.P. No member of the Group has any present plans or proposals which relate to or would result in (i) the acquisition by any person of securities of Oil-Dri or the disposition of securities of Oil-Dri, (ii) any extraordinary corporate transaction of Oil-Dri or its subsidiaries, (iii) a sale or transfer of a material amount of assets of Oil-Dri or its subsidiaries, (iv) any change in the board of directors or management of Oil-Dri, (v) any material change in Oil-Dri's present capitalization, dividend policy, business or corporate structure, (vi) any change to Oil-Dri's charter or bylaws or other actions that may impede the acquisition of control of Oil-Dri by any person, (vii) causing Oil-Dri Common Stock to cease to be listed on the New York Stock Exchange, or to become eligible for termination of registration pursuant to Section 12(g)(4) under the Securities Exchange Act of 1934, or (viii) any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)   Aggregate Number and Percentage of Class Beneficially owned

               The aggregate number and percentage of Class B shares (outstanding at December 31, 1997) beneficially owned by each person named in Item 2 and the aggregate number and percentage of Common Shares (outstanding at December 31, 1997) beneficially owned by each such person is shown below.

CUSIP No. 677864 10 0                13D                    Page 12 of 47 Pages



                           The percentage of total voting power of all shares
                  beneficially owned by each person is also shown. Note that Class B shares are entitled to 10 votes per share.

=================================================================================================================================
Name                # of                                        % of         # of                                        % of
                    Class B         Detail of Class B           Class B      Common      Detail of Common Share          Common
% of Voting Power   Shares          Share Ownership             Shares       Shares      Ownership                       Shares
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Jaffee Investment          550,000                                    30.2%           0                                        0
Partnership, LP

Voting Power
      24.3%
---------------------------------------------------------------------------------------------------------------------------------
Richard M.               1,280,330  650,943 shares held by            70.4%      20,892  2,292 shares held by                .5%
Jaffee                              Richard M. Jaffee as                                 Richard M. Jaffee as
                                    Trustee under the Richard                            Trustee under the Richard
Voting Power                        M. Jaffee Revocable Trust                            M. Jaffee Revocable Trust
56.7%                               of 6/21/74.                                          of 6/21/74.

                                    550,000 shares held by                               100 shares held in joint
                                    the Jaffee Investment                                tenancy with spouse.
                                    Partnership, LP
                                                                                         18,500 shares are in the
                                    79,387 shares held by                                form of employee stock
                                    spouse, Shirley H.                                   options exercisable
                                    Jaffee, as trustee under                             within 60 days of the
                                    the Shirley H. Jaffee                                date of this filing.
                                    Declaration of Trust of
                                    7/12/93.
                                    Mrs. Jaffee has voted
                                    these shares consistent
                                    with Mr. Jaffee's voting.
---------------------------------------------------------------------------------------------------------------------------------
Shirley H. Jaffee          629,387  79,387 shares held by             34.6%         100  Held in joint tenancy                0%
                                    Shirley H. Jaffee, as                                with spouse.
Voting Power                        trustee under the Shirley
27.8%.                              H. Jaffee Declaration of
                                    Trust of 7/12/93.

                                    550,000 shares held by
                                    the Jaffee Investment
                                    Partnership, LP
=================================================================================================================================

CUSIP No. 677864 10 0                13D                    Page 13 f 47 Pages


=================================================================================================================================
Susan Jaffee               573,861  22,361 shares held                31.6%      44,174  4,701 shares held                    1%
Hardin                              directly.                                            directly.

Voting Power                        1,500 shares held as                                 100 shares held in joint
25.6%                               trustee for minor child.                             tenancy with spouse.

                                    550,000 shares held by                               35,553 shares held by
                                    the Jaffee Investment                                spouse, Richard M. Hardin.
                                    Partnership, LP.

                                                                                         3,820 shares are in the
                                                                                         form of employee stock
                                                                                         options exercisable
                                                                                         by spouse, Richard M.
                                                                                         Hardin, within 60 days
                                                                                         of the date of this filing.

                                                                                         Mr. Hardin has voted his
                                                                                         shares consistent with
                                                                                         Ms. Hardin's voting.
---------------------------------------------------------------------------------------------------------------------------------
Karen Jaffee               573,860  22,360 shares held                31.6%      19,378  63 shares held directly.            .4%
Cofsky                              directly.
                                                                                         301 shares held in joint
Voting Power                        1,500 shares held as                                 tenancy with spouse.
25.5%                               trustee for minor child.
                                                                                         5,062 shares are in the
                                    550,000 shares held by                               form of employee stock
                                    the Jaffee Investment                                options exercisable
                                    Partnership, LP.                                     within 60 days of the
                                                                                         date of this filing.

                                                                                         390 shares held by
                                                                                         spouse, Thomas F. Cofsky.


                                                                                         13,562 shares are in the
                                                                                         form of employee stock options
                                                                                         exercisable by spouse, Thomas
                                                                                         F. Cofsky, within 60 days of
                                                                                         the date of this filing.

                                                                                         Mr. Cofsky has voted his
                                                                                         shares consistent with
                                                                                         Mrs. Cofsky's voting.
=================================================================================================================================

CUSIP No. 677864 10 0                13D                    Page 14 of 47 Pages


=================================================================================================================================
Nancy E. Jaffee            574,192  22,692 shares held                31.6%         343  243 shares held directly.            0%
                                    directly.
Voting Power                                                                             100 shares held in joint
25.4%                               1,500 shares held as                                 tenancy with spouse.
                                    trustee for minor child.

                                    550,000 shares held by the Jaffee
                                    Investment Partnership, LP.
---------------------------------------------------------------------------------------------------------------------------------
Daniel S. Jaffee           607,787  23,861 shares held                33.4%      46,669  3,005 shares held                  1.1%
                                    directly.                                            directly.
Voting Power
27.1%                               16,963 shares held as                                100 shares held in joint
                                    trustee of the                                       tenancy with spouse.
                                    Shirley H. Jaffee 1993
                                    Annuity Trust dated                                  40,062 shares are in the
                                    5/17/93.                                             form of employee stock
                                                                                         options exercisable
                                    16,963 shares held as                                within 60 days of the
                                    trustee of the Richard M.                            date of this filing.
                                    Jaffee 1993 Annuity Trust
                                    dated 5/17/93.                                       2 shares held by spouse,
                                                                                         Heidi M. Jaffee.

                                    550,000 shares held by                               3,500 shares are in the
                                    the Jaffee Investment                                form of employee stock
                                    Partnership, LP.                                     options exercisable by
                                                                                         spouse, Heidi M. Jaffee,
                                                                                         within 60 days of the
                                                                                         date of this filing.

                                                                                         Mrs. Jaffee has voted her
                                                                                         shares consistent with
                                                                                         Mr. Jaffee's voting.
=================================================================================================================================

CUSIP No. 677864 10 0                13D                    Page 15 of 47 Pages


                  (b) The voting power and power of disposition of each person named in Item 2 is shown below.

=================================================================================================================================
                                                                                        Sole         Shared      Detail of Shared
                    Sole Voting     Shared Voting                                       Dispositive  Dispositive Dispositive
Name                Power           Power            Detail of Shared Voting Power      Power        Power       Power
---------------------------------------------------------------------------------------------------------------------------------
Jaffee Investment          550,000                0                                     550,000           0
Partnership, LP     Class B Shares                                                      Class B
                                                                                        Shares
---------------------------------------------------------------------------------------------------------------------------------
Richard M.           650,943 Class    629,387 Class  550,000 Class B shares held by     650,943      550,000    Class B shares
Jaffee                    B Shares         B Shares  the Jaffee Investment              Class B      Class B    held by the Jaffee
                                                     Partnership, LP.                   Shares       Shares     Investment
                            20,792              100                                                             Partnership, LP.
                     Common Shares    Common Shares  79,387 Class B shares held by
                                                     spouse, Shirley H. Jaffee, as                              Common Shares held
                                                     trustee under the Shirley H.                 100 Common    in joint tenancy
                                                     Jaffee Declaration of Trust of                   Shares    with spouse.
                                                     7/12/93.
                                                     Mrs. Jaffee has voted these
                                                     shares consistent with Mr.
                                                     Jaffee's voting.

                                                     Common Shares held in
                                                     joint tenancy with spouse.


---------------------------------------------------------------------------------------------------------------------------------
Shirley H.                 79,387      550,000 Class  Class B Shares held by the          79,387       550,000    Class B Shares
Jaffee                    Class B           B Shares  Jaffee Investment Partnership, LP   Class B      Class B    held by the Jaffee
                          Shares*                                                         Shares*      Shares     Investment
                    *Voting of            100 Common  Common Shares Held in joint                                 Partnership, LP
                    these shares              Shares  tenancy with spouse.
                    has been                                                                                      Common Shares Held
                    consistent                                                                      100 Common    in joint tenancy
                    with Mr.                                                                            Shares    with spouse.
                    Richard M.
                    Jaffee's
                    voting of his
                    shares.
=================================================================================================================================

CUSIP No. 677864 10 0                13D                    Page 16 of 47 Pages

=============================================================================================================================
Susan Jaffee          23,861 Class    550,000 Class  Class B shares held by the          23,861      550,000  Class B Shares
Hardin                    B Shares         B Shares  Jaffee Investment Partnership,     Class B      Class B  held by the Jaffee
                                                     LP.                                 Shares       Shares  Investment
                      4,701 Common    39,473 Common                                                           Partnership, LP
                            Shares           Shares  Common Shares consist of 100
                                                     shares held in joint tenancy                             Common Shares Held
                                                     with spouse and 39,373 shares        4,701   100 Common  in joint tenancy
                                                     owned by spouse, Richard M.         Common       Shares  with spouse.
                                                     Hardin. Mr. Hardin has voted his    Shares
                                                     shares consistent with Ms.
                                                     Hardin's voting.
-----------------------------------------------------------------------------------------------------------------------------
Karen Jaffee          23,860 Class    550,000 Class  Class B shares held by the          23,860      550,000   Class B Shares
Cofsky                    B Shares         B Shares  Jaffee Investment Partnership,     Class B      Class B   held by the Jaffee
                                                     LP.                                 Shares       Shares   Investment
                      5,125 Common    14,253 Common                                                            Partnership, LP
                            Shares           Shares  Common Shares consist of 301
                                                     shares held in joint tenancy                              Common Shares held
                                                     with spouse and 13,952 shares        5,125   301 Common   in joint tenancy
                                                     owned by spouse, Thomas F.          Common       Shares   with spouse.
                                                     Cofsky.  Mr. Cofsky has voted       Shares
                                                     his shares consistent with Mrs.
                                                     Cofsky's voting.
-----------------------------------------------------------------------------------------------------------------------------
Nancy E. Jaffee       24,192 Class    550,000 Class  Class B shares held by the          24,192      550,000   Class B shares
                          B Shares         B Shares  Jaffee Investment Partnership,     Class B      Class B   held by the Jaffee
                                                     LP.                                 Shares       Shares   Investment
                        243 Common       100 Common                                                            Partnership, LP.
                            Shares           Shares
                                                                                                               Common Shares held
                                                     Common Shares held in joint            243   100 Common   in joint tenancy
                                                     tenancy with spouse.                Common       Shares   with spouse.
                                                                                         Shares
-----------------------------------------------------------------------------------------------------------------------------
Daniel S. Jaffee      57,787 Class    550,000 Class  Class B shares held by the          57,787  550,000 Class Class B Shares
                          B Shares         B Shares  Jaffee Investment Partnership,     Class B      B Shares  held by the Jaffee
                                                     LP.                                 Shares                Investment
                     43,067 Common     3,602 Common                                                            Partnership, LP
                            Shares           Shares
                                                     Common Shares consist of 100                 100 Common  Common Shares Held
                                                     shares held in joint tenancy        43,067       Shares  in joint tenancy
                                                     with spouse and 3,502 shares        Common               with spouse.
                                                     owned by spouse,  Heidi M.          Shares
                                                     Jaffee.  Mrs. Jaffee has voted
                                                     her shares consistent with Mr.
                                                     Jaffee's voting.
=============================================================================================================================

CUSIP No. 677864 10 0                13D                    Page 17 of 47 Pages


                  (c)   Transactions in last 60 days for each person named in
                        Item 2 are shown below. All of the transactions were private transfers. Price per share was not applicable to the transactions.

                   =======================================================================================================
                                                        # of Securities
                   Name                     Date        Involved                 Nature of Transaction
                   -------------------------------------------------------------------------------------------------------
                   Jaffee Investment        12/24/1997  550,000 Class B Shares   Transfer from Partners as shown below
                   Partnership, LP
                   -------------------------------------------------------------------------------------------------------
                   Richard M. Jaffee        12/22/1997  248,350 Class B Shares   Gift to Shirley H. Jaffee, spouse*

                                            12/24/1997  250,000 Class B Shares   Transfer to Jaffee Investment
                                                                                 Partnership, LP*
                   -------------------------------------------------------------------------------------------------------
                   Shirley H. Jaffee        12/22/1997  248,350 Class B Shares   Gift from Richard M. Jaffee, spouse*

                                            12/24/1997  250,000 Class B Shares   Transfer to Jaffee Investment
                                                                                 Partnership, LP*
                   -------------------------------------------------------------------------------------------------------
                   Susan Jaffee Hardin      12/24/1997  12,500 Class B Shares    Transfer to Jaffee Investment
                                                                                 Partnership, LP
                   -------------------------------------------------------------------------------------------------------
                   Karen Jaffee Cofsky      12/24/1997  12,500 Class B Shares    Transfer to Jaffee Investment
                                                                                 Partnership, LP
                   -------------------------------------------------------------------------------------------------------
                   Nancy E. Jaffee          12/24/1997  12,500 Class B Shares    Transfer to Jaffee Investment
                                                                                 Partnership, LP
                   -------------------------------------------------------------------------------------------------------
                   Daniel S. Jaffee         12/24/1997  12,500 Class B Shares    Transfer to Jaffee Investment
                                                                                 Partnership, LP
                   =======================================================================================================

                  * Transactions do not reflect form of ownership or changes in form of ownership which were reported in full on Form 4 for Richard M. Jaffee filed with the SEC on 1/11/98.


                  (d) No other person has the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, such securities.

                  (e)   Not applicable.

CUSIP No. 677864 10 0                13D                    Page 18 of 47 Pages





ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               The Limited Partnership Agreement ("Agreement") of Jaffee Investment Partnership, L.P. provides that, subject to the limitations of the Agreement, the General Partners manage the partnership business, with all rights and powers of general partners as provided in the Delaware Revised Uniform Partnership Act. It further provides that certain decisions (distributions to Partners, sale, assignment or mortgage of, grant of security interest in, or pledge of, a Partnership Interest, borrowing, or lending, or purchasing of any security) cannot be made unless approved by a majority of the Units held by General Partners. It grants the power and authority over day-to-day decisions to Richard M. Jaffee as Managing General Partner. (Day-to-day decisions include the investment and reinvestment of Partnership assets in any property, including stock of any corporation.) (See Exhibit B attached.)

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1        Exhibit Pursuant To Article 13D-1 (f)(iii)
         Exhibit 2        Jaffee Investment Partnership, LP
                          Partnership Agreement

               This statement on Schedule 13D is filed on behalf of all of the persons identified on the Cover Page as Reporting Persons and includes, as Exhibit 1 attached, the agreement of all of those persons that such statement is filed on behalf of each of them.

CUSIP No. 677864 10 0                13D                    Page 19 of 47 Pages



                                    SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  January 19, 1998



                            JAFFEE INVESTMENT PARTNERSHIP, L.P.


                            By           /s/ RICHARD M. JAFFEE
                                      -----------------------------------------
                                      Richard M. Jaffee
                                      Managing General Partner


                                         /s/ RICHARD M. JAFFEE
                                      -----------------------------------------
                                      Richard M. Jaffee


                                         /s/ SHIRLEY H. JAFFEE
                                      -----------------------------------------
                                      Shirley H. Jaffee


                                         /s/ SUSAN JAFFEE HARDIN
                                      -----------------------------------------
                                      Susan Jaffee Hardin


                                         /s/ KAREN JAFFEE COFSKY
                                      -----------------------------------------
                                      Karen Jaffee Cofsky


                                         /s/ NANCY E. JAFFEE
                                      -----------------------------------------
                                      Nancy E. Jaffee


                                         /s/ DANIEL S. JAFFEE
                                      -----------------------------------------
                                      Daniel S. Jaffee

CUSIP No. 677864 10 0                13D                    Page 20 of 47 Pages



           EXHIBIT 1 PURSUANT TO RULE 13d-1 (f) (iii) TO SCHEDULE 13D
                         OIL-DRI CORPORATION OF AMERICA
                  FOR JAFFEE INVESTMENT PARTNERSHIP, L.P. ET AL


The statement on Schedule 13D for Jaffee Investment Partnership, L.P. and each of the undersigned is filed on behalf of Jaffee Investment Partnership, L.P. and each of the undersigned.



                            JAFFEE INVESTMENT PARTNERSHIP, L.P.


                            By           /S/ RICHARD M. JAFFEE
                                      -----------------------------------------
                                      Richard M. Jaffee
                                      Managing General Partner


                                         /s/ RICHARD M. JAFFEE
                                      -----------------------------------------
                                      Richard M. Jaffee


                                         /s/ SHIRLEY H. JAFFEE
                                      -----------------------------------------
                                      Shirley H. Jaffee


                                         /s/ SUSAN JAFFEE HARDIN
                                      -----------------------------------------
                                      Susan Jaffee Hardin


                                         /s/ KAREN JAFFEE COFSKY
                                      -----------------------------------------
                                      Karen Jaffee Cofsky


                                         /s/ NANCY E. JAFFEE
                                      -----------------------------------------
                                      Nancy E. Jaffee


                                         /s/ DANIEL S. JAFFEE
                                      -----------------------------------------
                                      Daniel S. Jaffee

CUSIP No. 677864 10 0                13D                    Page 21 of 47 Pages


                       JAFFEE INVESTMENT PARTNERSHIP, L.P.

                              PARTNERSHIP AGREEMENT


     This Limited Partnership Agreement (this "Agreement") is made in Chicago, Illinois, as of December 23, 1997, by and among Richard M. Jaffee ("Richard"), Shirley H. Jaffee ("Shirley"), Susan Jaffee Hardin ("Susan"), Karen Jaffee Cofsky ("Karen"), Nancy E. Jaffee ("Nancy"), and Daniel S. Jaffee ("Daniel") as general partners, and Richard M. Jaffee as trustee of the Richard M. Jaffee Revocable Trust u/t/a dated 6/21/74 ("Richard's Trust"), Shirley H. Jaffee as trustee of the Shirley Jaffee Declaration of Trust dated 7/12/93 ("Shirley's Trust"), Susan, Karen, Nancy, and Daniel as limited partners. Richard, Shirley, Susan, Karen, Nancy, Daniel and such other persons as may be admitted to the Partnership from time to time as general partners are sometimes collectively referred to as the "General Partners" and individually referred to as a "General Partner." Richard's Trust, Shirley's Trust, Susan, Karen, Nancy, Daniel and such other persons as may be admitted to the Partnership from time to time as limited partners are sometimes collectively referred to as the "Limited Partners" and individually referred to as a "Limited Partner." The General Partners and the Limited Partners are sometimes collectively referred to as the "Partners" and individually referred to as a "Partner."

     I. Limited Partnership. The Partners hereby form a limited partnership (the "Partnership") pursuant to the provisions of the Revised Uniform Limited Partnership Act of the State of Delaware (the "State").

     II. Name. The Partnership shall be conducted under the name of "Jaffee Investment Partnership, L.P."

     III. Term. The Partnership shall commence on the day upon which the Certificate of Limited Partnership (the "Certificate") is duly filed in the

CUSIP No. 677864 10 0                13D                    Page 22 of 47 Pages

office of the Secretary of State, State of Delaware, and shall continue until terminated in accordance with this Agreement.

     IV. Purposes. The purposes of the Partnership are to acquire, own, hold for investment, sell, option, reinvest the proceeds from, and otherwise trade and invest in interests in investment property, whether stocks, bonds, futures, short or long positions, derivatives, hedges, swaps or other investments publicly or privately sold or traded, and to engage in any and all activities incidental thereto, including, without limitation, the financing and refinancing of the assets of the Partnership, with the intention of providing the highest possible return to the Partners consistent with sound business practices and of promoting concentrated ownership of the assets of the Partnership in order to preserve the benefits of those assets within and for the family of the Partners; and to undertake, acquire, own, develop and commercially exploit any and all lawful businesses under the laws of the State.

     V. Office. The principal office of the Partnership shall be maintained in care of Oil-Dri Corporation of America, 410 N. Michigan Avenue, 4th Floor, Chicago, Illinois 60611, or at such other place or places as the General Partners may from time to time designate by notice to the Limited Partners.

     VI.      Partners: Capital Contributions and Loans.

     A. The Partnership is divided into 1000 units, each such unit (a "Unit") representing 1/1000 of the total Partnership interests (the "PARTNERSHIP INTERESTS") in the Partnership.

     B. The Partners have, concurrently with the execution of this Agreement, contributed the property described on attached Exhibit
              A. Other than the capital contribution so described and any loan made by a Partner to the Partnership, the Partners have no further liability, for capital or otherwise, to either creditors of the

CUSIP No. 677864 10 0                13D                    Page 23 of 47 Pages


              Partnership, the Partnership, or the General Partners, the liability of a Partner being limited to such capital contribution. A capital account has been and will be maintained for each Partner and has been credited in an amount equal to each Partner's original capital contribution. No Partner will receive any interest on his or her capital contribution.

     C. Each Partner shall be deemed to hold and own the number of Units listed opposite the Partner's respective name (the phrase "as joint tenants" following any names shall mean that such Partners hold their interest herein as joint tenants with right of survivorship and not as tenants in common).

     D. Any other provision of this Agreement notwithstanding, the General Partners collectively must own at least a one percent interest in each material item of the Partnership's income, gain, loss, deduction, or credit during the entire existence of the Partnership.

     VII.     Distribution of Funds, and Allocations of Profits and Losses.

     A. The term "DISTRIBUTABLE FUNDS" shall mean the amount from time to time by which the total of all cash available to the Partnership from all sources is in excess of cash needed for expected debt service, working capital retention requirements and all other expenses normally incurred in the operation of the Partnership, including reserves for future expenses, liabilities and investments, as determined by the General Partners.

     B. The General Partners shall determine, in their exclusive discretion, the amount of Distributable Funds available from time to time for distribution to the Partners, if any. If the General Partners determine that Distributable Funds should be distributed

CUSIP No. 677864 10 0                13D                    Page 24 of 47 Pages


              to the Partners, the General Partners shall forthwith distribute such Distributable Funds to the holders of all Units pro rata in accordance with their respective holdings of Units.

     C. The profits and losses for federal income tax purposes from the operation of the Partnership for each fiscal year of the Partnership shall be allocated among or borne by the Partners in proportion to the number of Units owned by them, except to the extent required to be otherwise allocated under Section 704(b) or
              Section 704(c) of the Internal Revenue Code of 1986, as amended.

     D. Except as specifically provided in this Agreement, the Partners shall have no rights to distributions prior to the final liquidation of the Partnership. Without limiting the foregoing, the Partners shall have no rights to distributions upon withdrawal from the Partnership whether voluntarily or by death, dissolution, bankruptcy, insolvency or other act or operation of law.

     VIII. Distributions in Liquidation. Upon termination of the Partnership, the Partners shall proceed to wind up and liquidate the affairs and property of the Partnership. The proceeds of any liquidation of Partnership property will be distributed to and apportioned among the Partners in the same manner as provided in Paragraph 7.

     IX. Additional Capital Contributions and Loans to Partnership by Partners. No Partner may make capital contributions to the Partnership in excess of such Partner's agreed amounts except as otherwise directed by the General Partners. A Partner's loans to the Partnership are to be considered separate and apart from the Units held by such Partner.

     X. Fiscal Year. The fiscal year of the Partnership shall be the calendar year.

CUSIP No. 677864 10 0                13D                    Page 25 of 47 Pages


     XI. Books, Records and Reports.

     A. The General Partners shall keep or cause to be kept all of the Partnership records and complete accurate books of account of the Partnership business on a cash or accrual basis in accordance with generally accepted accounting principles. Such records and books shall be maintained at the office of the Partnership and shall be open to reasonable inspection and examination by all of the Partners or their duly appointed representatives.

     B. The General Partners shall retain and direct the Partnership's accountants to prepare and file federal, Illinois and all other applicable partnership tax returns as soon as practicable after the end of each fiscal year, and to deliver to each Partner an annual statement of each Partner's share of Partnership profits, losses, depreciation and other allowances, in such form as may be necessary to assist the Partners in determining the amount of taxable income or loss which should be included in their income tax returns. The Partnership accountants shall be directed to mail such annual statement to each Partner after the close of each fiscal year.

     C. Bank Accounts. The funds of the Partnership shall be deposited by the General Partners in the Partnership name in such bank account or accounts as shall from time to time be designated by the General Partners. Any two of the General Partners shall be authorized signatories on such accounts.

     XII. General Partners' Right to Compensation. The General Partners shall, subject to the consent of Partners holding a majority of the Units then held by the Partners, have the right to reasonable compensation for performance of services for the Partnership.

CUSIP No. 677864 10 0                13D                    Page 26 of 47 Pages



     XIII. Partnership Management.

     A. General Authority. Subject to the limitations of this Agreement, the General Partners shall manage the business of the Partnership with all the rights and powers of general partners as provided in the Delaware Revised Uniform Limited Partnership Act, shall conduct all of the business of the Partnership, shall cause the Partnership to perform all of the agreements, covenants and conditions to be performed by the Partnership under this Agreement or under any agreement from time to time entered into by the Partnership, and may employ for the Partnership such persons, firms, corporations or associations as they deem advisable for the operation of the Partnership business and the consummation of the transactions contemplated in this Agreement. Unless otherwise specifically provided in this Agreement, all acts to be taken, decisions to be made or consents to be given by the General Partners shall be made by the agreement or consent of General Partners holding a majority of the Units then held by General Partners as General Partners.

     B. Right to Compete. Anything contained in this Agreement to the contrary notwithstanding, the Partners may engage in other business ventures or activities of any nature and description independently or with others exclusively for their own account, and neither the Partnership nor any of the Partners shall have any rights in and to such other venture or activities or any claim to the income and profits derived therefrom.

     C. No Duty to Application. In dealing with or making any payment or distribution to a Partner who may be a trustee or fiduciary or to a Partner's nominee or representative, neither the Partnership nor

CUSIP No. 677864 10 0                13D                    Page 27 of 47 Pages


              the General Partners shall be required to see to the application of such payments or distribution.

     D. Distribution of Assets. The General Partners shall not have the authority to distribute assets of the Partnership other than cash without the express written consent of the Limited Partners holding a majority of the Units then held by the Limited Partners. In addition, the General Partners shall not have the authority to make distributions to the Partners which would leave the Partnership with an inability to fulfill the working needs of the business of the Partnership.

      E. Title to Partnership Property. The Partners agree that all rights and property which they now have or hereafter acquire relating to the property of the Partnership shall be the rights and property of the Partnership and shall be held and disposed of by the Partners exclusively for the benefit of and as directed by the Partnership. If the General Partners or a nominee of the Partnership shall at any time acquire record title to or a beneficial interest in the Partnership property or the option to purchase the Partnership property, it shall certify to the Partnership by instrument duly executed in form for recording in the county or counties in which the Partnership property is located, that it is acting only in the capacity of nominal record holder or beneficial owner for the benefit of the Partnership pursuant to the terms hereof.

      F. Major Decisions. No act shall be taken, sum expended, decision made or obligation incurred by the Partnership or any General Partner with respect to a matter within the scope of any of the issues enumerated below (each a "Major Decision"), unless and

CUSIP No. 677864 10 0                13D                    Page 28 of 47 Pages


              until the same has been approved by the General Partners holding a majority of the Units then held by General Partners as General Partners or expressly delegated by the General Partners in writing. The Major Decisions are as follows:

              1.    Make any distribution from the Partnership to the Partners;

              2. Consenting to the sale, assignment, mortgage, grant of a security interest in, or pledge a Partnership Interest other than, in each case, to a person who is already a Partner;

              3. Borrow or lend money from or to any person including a Partner on behalf of the Partnership or purchase any security or bond;

              4. Assign, transfer, pledge, compromise, or release any claim of the Partnership except for full payment, or arbitrate, or consent to the arbitration of any of its disputes or controversies; and

              5. Use the name, credit, or property of the Partnership for any purpose other than a proper Partnership purpose.

      G. Meetings of the General Partners. Meetings of the General Partners may be held at such place, either within or without the State, as provided in resolutions of the General Partners. In the absence of any such resolution, all meetings shall be held at 410
              N. Michigan Ave., 4th Floor, Chicago, IL 60611.

      H. Annual Meeting. An annual meeting of the General Partners shall be held on or before March 31 of each year beginning with the year 1999 for the purpose of the transaction of such business as may come before the meeting.

      I. Act of General Partners. The act of the General Partners holding a majority of the Units held by General Partners as General Partners shall be the act of the General Partners and the Partnership, except where otherwise provided by law or by the Certificate or by this Agreement.

CUSIP No. 677864 10 0                13D                    Page 29 of 47 Pages

      J. Participation by Communication Equipment. General Partners may participate in and act at any meeting of the General Partners through the use of a conference telephone or other communication equipment by means of which all persons participating in the meeting can hear each other. Participation in such meeting by communication equipment shall constitute attendance and the presence in person at the meeting of the person or persons so participating.

       K. Proxies. A General Partner may appoint a proxy to vote or otherwise act for it by signing an appointment form and delivering it to the person so appointed. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy. Every proxy continues in full force and effect until revoked by the person executing it prior to the vote pursuant thereto, except as otherwise provided in this Section. Such revocation may be effected by a writing delivered to the Partnership stating that the proxy is revoked or by a subsequent proxy executed by, or by attendance at the meeting and voting in person by, the person executing the proxy. The dates contained on the forms of proxy presumptively determine the order of execution, regardless of any postmark dates on envelopes in which they are mailed. An appointment of a proxy is revocable by a General Partner unless the appointment form conspicuously states that it is irrevocable and the appointment is coupled with an interest. Unless the appointment of a proxy contains an express limitation on the proxy's authority, the Partnership may accept the proxy's vote or other action as that of the General Partner making the appointment.

CUSIP No. 677864 10 0                13D                    Page 30 of 47 Pages


      L. Action by Consent. Any action required to be taken at a meeting of the General Partners or any other action which may be taken at a meeting of the General Partners may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by the General Partners having not less than the number of votes that would be necessary to authorize or take such action at a meeting at which all General Partners were present and voting. Such consents may be given in writing on and/or by facsimiles, copies or other reproduction or counterpart of the resolution stating the action to which consent is given. If such consent is signed by less than all of the General Partners, then such consent shall become effective only if, at least five (5) days prior to the effective date of such consent, a notice in writing of the proposed action is delivered to all of the General Partners.

      M. Voting. Each General Partner shall have a number of votes equal to the number of Units held by such General Partner as General Partner.

      N. Managing General Partner. Richard shall be the Managing General Partner of the Partnership. If for any reason Richard ceases to be the Managing General Partner, the General Partners shall elect a new Managing General Partner. The Managing General Partner shall be the tax matters partner of the Partnership. The signature of the Managing General Partner shall be sufficient to bind the Partnership. Unless specifically authorized by General Partners holding a majority of the Units then held by General Partners as General Partners, no Partner other than the Managing General Partner shall have the authority to sign on behalf of the Partnership.

CUSIP No. 677864 10 0                13D                    Page 31 of 47 Pages


      O. Day-to-Day Decisions. The following powers and authority shall be deemed to be day-to-day decisions within the authority of the Managing General Partner:

              1. To employ attorneys, brokers, consultants, managers and accountants on behalf of the Partnership, including affiliates of the Managing General Partner;

              2. To perform or cause to be performed all of the Partnership's obligations under any agreement to which the Partnership is a party;

              3. To maintain the Partnership account records of all the Partners, as well as the books of account of the Partnership;

              4. To cause the Certificate to be prepared and filed or recorded where required, including any amendment thereto, and to execute and record any other document that the Managing General Partner deems necessary to enable the Partnership to conduct its business as herein contemplated;

              5. To take all actions the Managing General Partner deems necessary or desirable to cause the Partnership to comply with all provisions of applicable law;

              6. To modify the time of the payment and/or accrual of fees and salaries to be paid by the Partnership;

              7. To make tax elections on behalf of the Partnership, sign and file tax returns;

              8. To retain any property which may be transferred to the Partnership either by a Partner or by any other person in accordance with the provisions of this Agreement, and from time to time to invest and reinvest the Partnership assets in any property, including deposits in banks and savings and loan associations, stocks (common or preferred) in any corporation (publicly or closely held) investment company and mutual fund shares, bonds, debentures, mortgages, notes and other securities, interests in general or limited partnerships or joint ventures, interests in trusts (including common trust funds), and interests in oil, gas or mineral royalties, properties, titles and leases, and partial or undivided interests in any property, although such property may not be of a type or quality or such retention or investment may not be consistent with diversification principles otherwise considered proper for investments and regardless of any other restrictions imposed on the investment of funds by law, statute or rule of court in force at the date hereof or at anytime hereafter;

CUSIP No. 677864 10 0                13D                    Page 32 of 47 Pages


              9. To employ such agents and counsel, including investment advisors, to create such checking, savings, agency, custodian, depository and investment accounts, and to rent such safe deposit boxes, as the Managing General Partner deems desirable to manage or protect the Partnership assets, and to pay compensation therefor without diminishing any compensation otherwise payable to the Managing General Partner; the Managing General Partner shall be fully protected in acting in good faith pursuant to the advice of investment advisors pertaining to the retention, sale, purchase, investment or reinvestment of any securities or other assets, and shall not be liable for any loss sustained by the Partnership by reason of anything done or omitted pursuant to the advice of such investment advisors or by reason of not following such advice, if the Managing General Partner in good faith deems it preferable not to do so; and the Managing General Partner may employ the Managing General Partner's own investment advisors in addition to other investment advisors of the Partnership and the compensation of such investment advisors shall be payable from the Partnership's assets without diminishing the compensation otherwise payable to the Managing General Partner; and

              10. To make, execute, acknowledge and deliver any and all instruments and agreements necessary or appropriate to effectuate the foregoing.

      XIV.    Transfer and Encumbrance by General Partner.

      A. In case of the death, insanity, bankruptcy, insolvency, resignation or inability of a General Partner to serve as a General Partner (any of such events herein called a "removal of a General Partner"), the Partnership shall not dissolve unless no General Partner remains.

      B. Upon the removal of a General Partner, (i) if the Partnership would otherwise dissolve on such removal or (ii) if such General Partner is the exclusive General Partner at the time of such removal, the Partnership shall automatically dissolve unless within ninety (90) days thereafter the remaining Partners holding a majority of the Units then held by Partners shall elect to continue the Partnership business. The election shall be evidenced by a written notice within such ninety (90) day period

CUSIP No. 677864 10 0                13D                    Page 33 of 47 Pages


              sent to all Partners. Partners holding a majority of the Units shall consent to the continuation by executing the election form submitted to them. In the event of such election, the Partnership shall not be dissolved, but shall continue with any successor General Partner or Partners chosen by the remaining General Partners holding a majority of the Units then held by General Partners as General Partners. If no General Partner then exists, the Partnership shall continue with one or more General Partners chosen by the Limited Partners holding a majority of the Units then held by Limited Partners. Any successor General Partner shall have all of the rights and privileges of the General Partners, as provided herein, including without limitation, the right to file an Amended Certificate of Limited Partnership. In the event that the Partners fail to consent to continue the Partnership business within such ninety (90) days, the Partnership shall be dissolved and terminated.

     XV.      Transfer and Encumbrance by Partners.

     A. No Partner (any such intended or attempted transferor being a "Transferor" whether or not such Transfer (as defined in Paragraph 15.c.) is effective under this Agreement) shall Transfer all or any part of his or her Partnership Interest otherwise than in accordance with the provisions of this Paragraph 15 and Paragraph 16, nor shall any such purported Transfer in violation of such Paragraphs be effective for any purpose.

     B. Subject to Paragraphs 15.c. and 15.d., a Partner may Transfer all or any part of his or her Partnership Interest to, or for the benefit of, any Partner, a descendant or spouse of any Partner, the descendant of a beneficiary of

CUSIP No. 677864 10 0                13D                    Page 34 of 47 Pages

              a trust which is a Partner, or a trust for the primary benefit of any Partner or a descendant or spouse of a Partner, and, in the case of a transfer to a Partner, the Partnership Interest of the transferee (a "Transferee") shall be increased to the extent of the Partnership Interest transferred.

     C.       Except as otherwise provided in this Agreement, no Partner shall
              (i) sell, assign, transfer, convey (by document of testamentary disposition, intestacy or otherwise by operation of law), give, mortgage, pledge, charge or otherwise encumber, (collectively, "Transfer") all or any part of his or her Partnership Interest, or (ii) contract to Transfer all or any part of his or her Partnership Interest, or (iii) permit the Transfer of all or any part of his or her Partnership Interest without in each instance obtaining the prior written consent of the General Partners, which consent may be withheld in the exclusive discretion of the General Partners. Any attempt to Transfer a Partnership Interest without the required consent shall be void. The giving of consent in connection with one or more Transfers shall not limit or waive the need for such consent in connection with any other Transfers. No such consent shall be required if the Transferee is already a Partner.

     D. Any other provision of this Agreement notwithstanding, neither the Partnership nor any Partner shall Transfer all or any part of any interest in the Partnership except to the Partnership or to
              (i) any beneficial owner (a "Beneficial Owner") of Oil-Dri Corporation of America Class B Stock, (ii) any Beneficial Owner's spouse, (iii) any parent or any lineal descendant (including any adopted child) of any parent of any Beneficial Owner or any Beneficial

CUSIP No. 677864 10 0                13D                    Page 35 of 47 Pages


              Owner's spouse, and (iv) any trustee, guardian or custodian for or any executor, administrator or other legal representative of the estate of any of the foregoing. The General Partners shall not have the authority to consent to a Transfer to a person prohibited by the immediately preceding sentence.

     E. Any other provision hereof notwithstanding, no Partner may Transfer all or any part of his or her Partnership Interest during any Partnership fiscal year if the Transfers theretofore made (including, but not limited to, all Transfers by death or by operation of law) of Partnership Interests during the period of one year prior to the date of such proposed Transfer plus the proposed Transfer would result in the termination of the Partnership for federal income tax purposes.

     F. No Transfer by a Partner shall dissolve the Partnership, other than a Transfer by a General Partner described in Paragraph 14.b., and then only if the Partners do not elect to continue the Partnership.

CUSIP No. 677864 10 0                13D                    Page 36 of 47 Pages



     XVI.     Admission of New Partner.

     A. Anything to the contrary herein notwithstanding, no Transfer of a Partner's interest, or any part thereof, though otherwise permitted hereunder, shall be valid and effective, and the Partnership shall not recognize the same for the purposes of making any distribution with respect to such interest or part thereof, unless and until there shall be filed with the General Partners an instrument in writing in the form attached hereto as Exhibit B, with blanks appropriately filled in and subscribed by both of the parties to the Transfer, and until the Partnership shall have delivered to the Transferee an acknowledgment of the Transfer. As provided in Paragraph 15 of this Agreement, except in regard to Transfers to a Partner, the Transferee shall not become a Partner unless, in addition to acknowledging the Transfer, the General Partners consent to the Transfer, which consent may be withheld in the General Partners' exclusive discretion.

     B. Anything to the contrary notwithstanding, unless and until the Partnership accountants are given notice of the Transfer, the Partnership may make distributions to the last known Partners listed on its records. The Partnership shall, after recording any Transfer pursuant to this Paragraph, thereafter pay all further distributions of income, profits and contributions on account of the Partnership Interest Transferred to the Transferee, regardless of whether such Transfer, as between the parties thereto, is or is intended to be by way of pledge, mortgage, encumbrance or other hypothecation, until such time as the Partnership Interest Transferred shall be further transferred on its books in accordance with the provisions hereof.

CUSIP No. 677864 10 0                13D                    Page 37 of 47 Pages

     XVII. Termination of Partnership. The Partnership shall be dissolved and terminated and its property and assets liquidated and distributed in accordance with the provisions of Paragraph 8 only upon the occurrence of any one of the following events:

              A.   Seventy-five (75) years from the date hereof.

              B. If an election of the Partners to continue the Partnership is required by Paragraph 14.b., and the Partners do not elect to continue the Partnership.

              C. The sale or other disposition of all or substantially all of the assets of the Partnership.

              D. The agreement of General Partners holding a majority of the Units then held by General Partners as General Partners and the Limited Partners holding 90% of the Units then held by Limited Partners to dissolve and terminate the Partnership and to liquidate and distribute its property.

     XVIII.   Distribution on Dissolution.

     A. Upon the termination and dissolution of the Partnership, the General Partners (or, in the case of the application of Paragraph 14.b., the liquidating agent) shall proceed to the liquidation of the Partnership property and the proceeds of such liquidation shall be applied and distributed in the following order of priority:

              1. To the payment of debts and liabilities of the Partnership (other than any loans or advances that may have been made by the Partners to the Partnership) and the expense of liquidation;

              2. To the setting up of any reserves necessary for any contingent or unforeseen liabilities or obligations of the Partnership arising out of or in connection with the Partnership to be held by the General Partners (or the liquidating agent as the case may be) for the purpose of disbursing such reserves in payment of any of the

CUSIP No. 677864 10 0                13D                    Page 38 of 47 Pages


                   aforementioned contingencies. At the expiration of such period of time as the General Partners (or the liquidating agent, as the case may be) shall deem advisable, they shall distribute the balance thereof remaining in the manner set forth in subparagraphs 18.a.(3) and 18.a.(4).

              3. To the repayment of any loans or advances that may have been made by any of the Partners, General or Limited, to the Partnership; provided, however, if the amount available therefor shall be insufficient to repay said loans entirely, then pro rata on account thereof; and

              4. Any balance then remaining shall be distributed among the Partners in full satisfaction of their Partnership interest as follows:

                   a. To the extent that all or a portion of the Partnership property shall have been sold or otherwise reduced to cash, the net proceeds shall be distributed among the Partners in the manner and priority provided in Paragraph 7 as if there had been a sale of the Partnership property;

                   b. To the extent the Partnership property has not been reduced to cash, and after distribution under subparagraph 18.a.(4)(a) immediately above, the General Partners (or the liquidating agent as the case may be) may distribute all or a portion of the Partnership property in kind so as to vest in each Partner, as a tenant in common, an undivided percentage interest in the Partnership property (subject to its liabilities) equal to that proportion thereof that would have been received by said Partner pursuant to Paragraph 7 had there been a sale thereof.

     B. A reasonable time shall be allowed for the orderly liquidation of the Partnership property and the discharge of liabilities to creditors so as to enable the General Partner (or the liquidating agent as the case may be) to minimize the normal losses attendant upon a liquidation.

     C. Upon the General Partners (or liquidating agent as the case may be) complying with the distribution plan set forth in this Paragraph 18, the Limited Partners shall cease to be such, and the General Partners (or the liquidating agent as the case may be), as the exclusive remaining Partners of the Partnership, shall

CUSIP No. 677864 10 0                13D                    Page 39 of 47 Pages

              execute, acknowledge, and cause to be filed a Certificate of Cancellation of the Partnership.

     XIX. Notices. Any notice required or permitted hereunder shall be in writing and shall be deemed to have been given within five (5) days after the same has been deposited in the United States mail and sent, by certified or registered mail, return receipt requested, postage prepaid, to the parties entitled thereto, directed to them at their last known address or at the address stated under their name on the signature page of this Agreement. All notices to the Partnership shall be directed to the Partnership's office. Addresses for notice may be changed by notice.

     XX. Successors. All the terms, covenants, and conditions of this Agreement shall be binding upon and inure to the benefit of the administrators, executors, heirs, successors and assigns of the Partners.

     XXI.     Dispute Resolution.

     A. Litigation. Disputes that arise under this Agreement will be resolved as follows:

              1. Except as set out in Paragraph 21.a.(2) or 21.a.(3), neither the Partnership nor any Partner shall bring a civil action seeking enforcement of any right or any remedy founded on this agreement.

              2. The Partnership or any Partner may seek injunctive relief to preserve the status quo pending the completion of mediation and/or arbitration under this Agreement.

              3. The Partnership or any Partner may seek a judicial order of enforcement of the decision of the arbitrator under Paragraph 21.c.

     B.       Mediation.

              1. In the event a dispute arises relating to this Agreement that a party to this Agreement believes cannot be resolved through negotiation, that party may demand mediation by notifying JAMS/Endispute in writing with copies to the Partnership and to each Partner. The notification will state with specificity the nature of the dispute.

CUSIP No. 677864 10 0                13D                    Page 40 of 47 Pages


              2. Upon receipt of the mediation demand, JAMS/Endispute will promptly convene a pre-mediation telephone conference of those parties it believes are involved in the dispute and any other party that wishes to participate. All parties that desire to participate will make a representative available for such a conference within two business days of being contacted by JAMS/Endispute.

              3. During the pre-mediation telephone conference, the parties will agree on mediation procedures or, in the event they cannot agree, JAMS/Endispute will set mediation procedures.

              4. The mediation procedures will provide for the mediation to be completed within 30 business days of the initial demand for mediation. All interested parties will participate in good faith in the mediation, and will make best efforts to reach a resolution within the 30-day time period. In particular, each interested party will make available in a timely fashion a representative with authority to resolve the dispute.

              5. If any party fails to participate in good faith in the mediation, the mediator shall make a report of such lack of good faith participation to the arbitrator appointed under Paragraph 21.c.

              6. In the event that the dispute has not been resolved within 30 business days after the mediation demand, the mediation may continue if all the interested parties who have participated in the mediation so desire. However, any party that has participated in the JAMS/Endispute mediation may also demand arbitration under Paragraph 21.c. seeking enforcement founded on this Agreement within 30 business days after mediation ends.

              7. In the event that the mediation continues beyond 30 days, but is not resolved within what JAMS/Endispute believes is a reasonable time thereafter, JAMS/Endispute will so notify the parties, and declare the mediation terminated.

     C.       Arbitration.

              1. At any time in excess of 30 days after the mediation demand, but within the time limits of Paragraph 21.b.(6), any party that has participated in the JAMS/Endispute mediation may demand arbitration seeking enforcement of any right or any remedy founded on this Agreement.

              2. The party seeking arbitration (Claimant(s)) shall notify JAMS/Endispute of this Paragraph 21.c.(2) and the parties' agreement that the arbitration shall be conducted according to JAMS/Endispute's Arbitration Rules then in effect, except as modified as follows:

CUSIP No. 677864 10 0                13D                    Page 41 of 47 Pages


                   a. Regardless of the nature of the dispute, the dispute shall be arbitrated by a single arbitrator.

                   b. Within twenty calendar days of the invitation of the arbitration, JAMS/Endispute shall provide the parties with a list of 10 potential arbitrators.

                   c. The Claimant(s) to the arbitration shall have a total of 3 peremptory challenges which may be exercised for any reason. Respondent(s) to the arbitration shall have a total of 3 peremptory challenges which may be exercised for any reason. Any party may make an unlimited number of challenges for cause. Any challenge, whether peremptory or for cause, must be submitted to JAMS/Endispute within ten calendar days of the party's receipt of the list or else the challenge will be denied. For purposes of this paragraph, "receipt" is deemed to be three days after the date of deposit in the U.S. mail, correctly addressed, for delivery by certified mail return receipt requested or the date of transmission by facsimile machine.

                   d. JAMS/Endispute shall rule on all challenges for cause and all peremptory challenges within 20 days of the date the challenges are due. Upon so ruling, JAMS/Endispute shall remove from the list the names successfully challenged. If no arbitrators remain available on the list, a subsequent list of 10 potential arbitrators shall be distributed to the parties immediately and Paragraph 21.c.(2)(c) shall apply to the subsequent list. If one (or more) potential arbitrator(s) remain on the list, JAMS/Endispute shall, at its exclusive discretion, immediately select the single arbitrator who shall arbitrate the dispute from the arbitrator(s) remaining on the list, and shall notify the parties of the selection within ten calendar days after the ruling on the challenges.

              3. The arbitrator shall have the right to award the prevailing party its reasonable attorneys' fees and cost in the arbitration. If the mediator makes a report to the arbitrator of any parties' lack of good faith participation in the mediation pursuant to Paragraph 21.b.(5), the arbitrator shall take such lack of good faith participation into consideration in deciding on the award of attorneys' fees and costs.

              4. Any demand for arbitration seeking enforcement of any right or any remedy founded upon this Agreement must be commenced within one year from such action's accrual, or will be forever barred.

CUSIP No. 677864 10 0                13D                    Page 42 of 47 Pages


     XXII. Definitions. As used herein, all pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular, or plural, whenever the identity of the person, persons or entity or the context or facts require such construction.


     XXIII.   Governing Law and Severability. This Agreement shall be governed by and construed according to the laws of the State of Delaware. If any term or provision of this Agreement is held invalid, unenforceable, voidable or void, said term or provisions shall not affect the validity of the Partnership or the other terms or provisions of this Agreement which can be given effect without the invalid term or provision.

     XXIV. Counterparts and Execution by Partners. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

CUSIP No. 677864 10 0                13D                    Page 43 of 47 Pages


     XXV.     Miscellaneous.

     A. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Partnership or any creditor of any of the Partners.

     B. Paragraph titles or captions are for convenience only, do not in any way define, limit, extend or affect the scope or meaning of the Paragraphs they precede or the scope or meaning of this Agreement.

     C. No change, amendment or modification of this Agreement shall be valid unless the same shall be in writing and signed by the General Partners holding a majority of the Units then held by General Partners and the Limited Partners holding 90% of the Units then held by Limited Partners.

     XXVI. Obligations of Selling or Transferring Partner. In case of the Transfer of the Partnership Interest of any Partner under this Agreement, any amount then due and owing from the Transferor to any of the other Partners, or the Partnership shall be repaid by such Transferor prior to or at the time of the first receipt by the Transferor of any funds for the sale of his or her Partnership Interest. If not so paid, any amount due to the Partnership by the Transferor shall be repaid to the Partnership from the first proceeds otherwise distributable thereafter to the Transferor or his or her Transferee by the Partnership.

     XXVII.   Withdrawal from Partnership.

     A. The General Partners shall have no right to withdraw from the Partnership or liquidate the Partnership (other than in accordance with the terms of this Agreement) without the consent of the Limited Partners holding 90% of the Units then held by the Limited Partners. The Partnership may offset against any distribution to a

CUSIP No. 677864 10 0                13D                    Page 44 of 47 Pages

              General Partner or the General Partner's transferee any damages caused to the Partnership by that General Partner's violation of the terms of this Agreement (including, but not limited to, court costs, reasonable attorneys fees, and any management fee which is paid to any substitute General Partner).

     B. No Partner shall have the right to withdraw from the Partnership or demand an accounting or a division of Partnership property prior to final liquidation of the Partnership as provided in this Agreement.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

                                GENERAL PARTNERS

                                                      (each Unit is
NAME AND ADDRESS                                      1/1000) UNITS OWNED
----------------                                      -------------------
  /s/ RICHARD M. JAFFEE                                    3
----------------------------------------
Richard M. Jaffee
1418 N. Lake Shore Drive
Chicago, Illinois 60610


  /s/ SHIRLEY H. JAFFEE                                    3
----------------------------------------
Shirley H. Jaffee
1418 N. Lake Shore Drive
Chicago, Illinois 60610


  /s/ SUSAN JAFFEE HARDIN                                  1
----------------------------------------
Susan Jaffee Hardin
615 Keystone
River Forest, Illinois 60305


  /s/ KAREN JAFFEE COFSKY                                  1
----------------------------------------
Karen Jaffee Cofsky
1127 North Kenilworth Parkway
Oak Park, Illinois 60302

CUSIP No. 677864 10 0                13D                    Page 45 of 47 Pages

  /s/ NANCY E. JAFFEE                                      1
----------------------------------------
Nancy E. Jaffee
511 Cedar Street
Winnetka, Illinois 60093


  /s/ DANIEL S. JAFFEE                                     1
----------------------------------------
Daniel S. Jaffee
635 Milburn
Evanston, Illinois 60201

CUSIP No. 677864 10 0                13D                    Page 46 of 47 Pages



                                LIMITED PARTNERS

                                                        (each Unit is
NAME AND ADDRESS                                        1/1000) UNITS OWNED
----------------                                        -------------------
  /s/ RICHARD M. JAFFEE                                      451.6
----------------------------------------
Richard M. Jaffee, Trustee u/t/a dated 6/21/74
Richard M. Jaffee Revocable Trust
1418 N. Lake Shore Drive
Chicago, Illinois 60610


  /s/ SHIRLEY H. JAFFEE                                      451.6
----------------------------------------
Shirley H. Jaffee, Trustee of the
Shirley Jaffee Declaration of Trust dated 7/12/93
1418 N. Lake Shore Drive
Chicago, Illinois 60610


  /s/ SUSAN JAFFEE HARDIN                                    21.7
----------------------------------------
Susan Jaffee Hardin
615 Keystone
River Forest, Illinois 60305


  /s/ KAREN JAFFEE COFSKY                                    21.7
----------------------------------------
Karen Jaffee Cofsky
1127 North Kenilworth Parkway
Oak Park, Illinois 60302


  /s/ NANCY E. JAFFEE                                        21.7
----------------------------------------
Nancy E. Jaffee
511 Cedar Street
Winnetka, Illinois 60093


  /s/ DANIEL S. JAFFEE                                       21.7
----------------------------------------
Daniel S. Jaffee
635 Milburn
Evanston, Illinois 60201

CUSIP No. 677864 10 0                13D                    Page 47 of 47 Pages



                                    EXHIBIT A

                             DESCRIPTION OF PROPERTY


                      Number of Shares of Class B stock of
                      Oil-Dri Corporation of America, Inc.


GENERAL PARTNERS:
   Richard M. Jaffee                                               1,650

   Shirley H. Jaffee                                               1,650

   Susan Jaffee Hardin                                               550

   Karen Jaffee Cofsky                                               550

   Nancy E. Jaffee                                                   550

   Daniel S. Jaffee                                                  550

LIMITED PARTNERS:

   Richard M. Jaffee, Trustee u/t/a dated 6/21/74
   Richard M. Jaffee Revocable Trust                             248,350

   Shirley H. Jaffee, Trustee of the Shirley
   Jaffee Declaration of Trust dated 7/12/93                     248,350

   Susan Jaffee Hardin                                            11,950

   Karen Jaffee Cofsky                                            11,950

   Nancy E. Jaffee                                                11,950

   Daniel S. Jaffee                                               11,950
                                                                --------

Total                                                            550,000
